CASH FLOW STATEMENT

Cash Flows From Operating Activities	31-Dec-21	31-Dec-22
Net Income (loss) For The Period	1,431	(5,386)
Change In Inventory and Supplies	137,489	89,250
Change In Prepaid Expenses	16,200	0
Change in Tax Refund		(2,112)
Change In Accounts Payable	(3,306)	(27,199)
Change In Taxes Payable	(1,186)	(31)
Change In Unearned Revenue	(23,209)	(10,480)
Change In Unredeemed Gift Cards	(215)	1,140
Change In Longterm Debt	(58,221)	(80,497)
Depreciation	7,888	9,507
Net Cash Flow From Operating Activities	76,871	(25,808)
Cash Flows From Financing Activities		
Distributions to Members		
Ryan Miner [salary]	(36,000)	(38,370)
Madeline Alcott [salary]	(36,000)	(38,370)
Net Cash Flow From Financing Activities	(72,000)	(76,740)
Cash at Beginning of Period	255,186	260,057
Net Increase (Decrease) in Cash	4,871	(102,548)
Cash at End of Period	260,057	157,509

Ryan Miner

Ryan Miner / Managing Partner / CFO
4/28/2023